UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Biofrontera Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

120 Presidential Way, Suite 330

Woburn, Massachusetts 01801

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Biofrontera Inc. (the “Company”) will not be able to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) within the prescribed time without unreasonable effort or expense. This is the first Form 10-K to be filed by the Company subsequent to its initial public offering and the Company is still in the process of compiling required information to complete its financial statements and other disclosure in the 2021 Form 10-K. The Company currently expects to file the 2021 Form 10-K within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Erica L. Monaco	(781)	245-1325
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates net revenues of $24.1 million for the year ended December 31, 2021 compared to net revenues of $18.8 million for the prior fiscal year, an increase of $5.3 million, primarily driven by: (i) higher volume of Ameluz® orders, which resulted in an increase in Ameluz® revenue of $4.1 million, and (ii) an increase in the price of Ameluz®, which further increased Ameluz® revenue by $1.3 million. The Company anticipates a net loss of $23.5 million for the year ended December 31, 2021 (not including an expected mark to market accounting adjustment in connection with a warrant liability for private warrants issued in December 2021 because the related valuation is not yet complete) compared to $11.0 million for the prior fiscal year. Subject to the determination of the aforementioned accounting adjustment for the warrant liability, this increase in net loss was primarily driven by increased costs of revenue due to higher sales volume and increased selling, general and administrative expenses due primarily to a previously disclosed legal settlement for which the Company recorded an expense of $11.3 million and an increase in headcount costs, partially offset by a decrease in net interest expense. Since the Company has not completed its financial statements and other disclosures in the Form 10-K, and the audit of the financial statements has therefore not been completed, the financial information contained herein is subject to adjustment.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains predictive or “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, in this Form 12b-25, including statements regarding our strategy, future operations, regulatory process, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. The words “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “predict”, “project”, “would”, “could” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. While we have based these forward-looking statements on our current expectations and projections about future events, we may not actually achieve the plans, intentions or expectations disclosed in or implied by our forward-looking statements, and you should not place undue reliance on our forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions about us and accordingly, actual results or events could differ materially from the plans, intentions and expectations disclosed in or implied by the forward-looking statements we make. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Any forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this Form 12b-25.

Biofrontera Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2022	By:	/s/ Erica L. Monaco
Erica L. Monaco,
Chief Executive Officer